                                                FILED PURSUANT TO RULE 424(B)(2)

                                                           FILE NUMBER 333-61292

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 28, 2001)

5,000,000 SHARES

MAVERICK TUBE CORPORATION

COMMON SHARES
(Including associated preferred share purchase rights)

We are offering and selling 5,000,000 common shares. Our common shares are listed on the New York Stock Exchange under the symbol MVK. On May 16, 2002, the last reported sales price of our common shares on the New York Stock Exchange was $14.62 per share.

--------------------------------------------------------------------------------

                                                                  PER SHARE             TOTAL
----------------------------------------------------------------------------------------------------
Public offering price.......................................              $14.50         $72,500,000
Underwriting discounts and commissions......................              $ 0.58         $ 2,900,000
Proceeds to Maverick, before expenses.......................              $13.92         $69,600,000
----------------------------------------------------------------------------------------------------

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional common shares.

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS BEFORE INVESTING IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Delivery of the shares is expected in New York, New York on or about May 22, 2002.

JPMORGAN
                     DEUTSCHE BANK SECURITIES
                                                                   RAYMOND JAMES

May 16, 2002

                               TABLE OF CONTENTS

                                                                 PAGE
                        Prospectus supplement
Forward-looking statements..................................      S-3
Summary.....................................................      S-4
  The company...............................................      S-4
  Recent developments.......................................      S-4
  The offering..............................................      S-5
  Selected financial data...................................      S-6
Risk factors................................................      S-8
Use of proceeds.............................................     S-15
Price range of common shares................................     S-16
Dividend policy.............................................     S-16
Capitalization..............................................     S-17
Underwriting................................................     S-17
Legal matters...............................................     S-19
Experts.....................................................     S-19
                             Prospectus
About this prospectus.......................................        2
Maverick Tube Corporation...................................        3
Risk factors................................................        5
Use of proceeds.............................................        5
Ratio of earnings to fixed charges..........................        5
Description of our capital stock............................        6
Certain effects of authorized but unissued stock............        9
Description of the debt securities we may offer.............       10
Description of the warrants we may offer....................       16
Plan of distribution........................................       17
Legal matters...............................................       18
Experts.....................................................       18
Where you can find more information.........................       19
Forward-looking statements..................................       20

We provide you with information about this offering in two separate documents:
(1) the accompanying prospectus, which provides general information, some of which may not apply to this offering, and (2) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should read carefully this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

If we use a capitalized term in this prospectus supplement and do not define the term in this document, the capitalized term is defined in the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus supplement, the accompanying prospectus and in our public documents that are incorporated by reference, which represent our expectations or beliefs about future events and financial performance. You can identify these statements by forward-looking words such as "expect," "believe," "anticipate," "goal," "plan," "intend," "estimate," "may," "will" or similar words. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including:

       -  oil and gas volatility;

       -  steel price volatility;

       -  domestic and foreign competitive pressures;

       -  fluctuations in industry-wide inventory levels;

       -  the presence or absence of governmentally imposed trade restrictions;

       -  the relocation of the Longview, Washington mill to Hickman, Arkansas;

       -  steel supply;

       -  asserted and unasserted claims;

       -  compliance with laws and regulations;

       - incurrence of significant additional indebtedness to fund our potential acquisition of the North Star Steel Tubular Division if we are the successful bidder and we complete the acquisition; and

       - those other risks and uncertainties discussed in this prospectus supplement under the caption "Risk Factors" starting on page S-8.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements. Accordingly, you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the SEC.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                    SUMMARY

THE COMPANY

We are a leading North American producer of welded tubular steel products used in energy and industrial applications. We are the largest producer of oil country tubular goods and line pipe products for use in newly drilled oil and gas wells and for transporting oil and natural gas. We primarily sell these products to distributors in the United States and Canada. We expanded into coiled tubing products with our acquisition of Precision Tube Holding Corporation. Coiled tubing products are used primarily to maintain existing wells and also to complete new wells. We sell these products to service companies throughout North America and internationally. Oil country tubular goods, line pipe and coiled tubing comprise our energy product line. We also manufacture structural tubing (hollow structural sections, or HSS), standard pipe and pipe piling. We sell these products to service centers, fabricators and end-users and comprise our industrial product line. During calendar 2001 and the first quarter of 2002, energy products accounted for approximately 85% and 82%, respectively, of our total revenues.

We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017 and our phone number is (636) 733-1600.

RECENT DEVELOPMENTS

During April 2002, North Star Steel Company and its parent corporation, Cargill, Incorporated, initiated a bidding process for the potential sale of North Star Steel's Tubular Division. The North Star Steel Tubular Division manufactures casing products, which are higher priced and of a higher margin, alloy grade than the products we produce, through a seamless manufacturing process. As part of that process, we submitted a proposal to purchase the North Star Steel Tubular Division. North Star Steel has received proposals from an unknown number of other bidders. If North Star Steel accepts our proposal and we consummate a transaction with North Star Steel, we would use the net proceeds from this offering, together with borrowings under our new senior credit facility, and other public and/or debt financing, to fund the purchase price for the North Star Steel Tubular Division. See "Use of Proceeds." We cannot give any assurance that we will prevail in the bidding process for, or finally consummate the acquisition of, the North Star Steel Tubular Division.

During the first quarter of 2002, we closed our Longview, Washington facility. We are in the process of relocating and installing most of that facility's production equipment in our Hickman, Arkansas facility. We recorded restructuring costs of $8.1 million relating to that closure in our consolidated statement of operations during the quarter ended December 31, 2001. We anticipate future cash outlays in 2002 relating to the relocation and installation of the Longview, Washington production equipment of approximately $6.6 million, which includes approximately $600,000 of cash costs that were accrued in the restructuring charge and $6.0 million relating primarily to capital expenditures at our Hickman, Arkansas facility.

On March 29, 2002, we purchased all of the outstanding capital stock of Precision Tube for $58.6 million in cash (including an upward adjustment of $3.6 million to reflect the cash Precision Tube had on hand at the closing) and 200,000 common shares. The cash portion of the purchase price remains subject to a working capital and other adjustments that are expected to be determined by June 30, 2002 and are not expected to be material. Concurrent with the closing of the acquisition, we entered into a new senior credit facility that provides us with a $150.0 million revolving line of credit, which funded a part of the cash portion of the acquisition purchase price. This new revolving credit facility replaced both our short-term and long-term revolving credit facilities and will expire in March 2006. The facility also provides additional available borrowings to us that, as of March 31, 2002, totaled approximately $31.7 million. At March 31, 2002, we also had $8.8 million in cash and cash equivalents that we have subsequently applied to the outstanding balance on the credit facility, which increased our availability to approximately $40.0 million.

                                  THE OFFERING

Common shares offered by Maverick: 5,000,000 shares
Common shares to be outstanding after this offering: 40,049,886 shares (including 3,203,633 exchangeable shares)

USE OF PROCEEDS:

If we are the successful bidder for the North Star Steel Tubular Division and we consummate our acquisition of the North Star Steel Tubular Division, we will use the net proceeds of this offering to fund a portion of the purchase price of that acquisition. If we are not the successful bidder, we will use the net proceeds of this offering to pay down a portion of our outstanding indebtedness or for working capital and other general corporate purposes. See "Use of proceeds" on page S-15 for more information regarding our use of proceeds from this offering.

Risk factors:

See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in our common shares.

New York Stock Exchange symbol: MVK

The number of common shares to be outstanding after this offering excludes, as of May 16, 2002, approximately 1,264,113 common shares available for issuance pursuant to options granted under our director and employee stock plans.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters' option to cover over-allotments is not exercised. See "Underwriting."

                            SELECTED FINANCIAL DATA

Our selected financial data set forth below for the three years ended September 30, 1999, the three months ended December 31, 1999, the two years ended December 31, 2001, and the three months ended March 31, 2002, should be read in conjunction with the consolidated financial statements, related notes and other financial information included or incorporated by reference herein.

----------------------------------------------------------------------------------------------------------------------
                                                                                                                 THREE
                                                                      THREE MONTHS                              MONTHS
                                                                             ENDED            YEAR ENDED         ENDED
                                           YEAR ENDED SEPTEMBER 30,   DECEMBER 31,          DECEMBER 31,     MARCH 31,
                                    -------------------------------   ------------   -------------------   -----------
                                         1997       1998       1999           1999       2000       2001          2002
----------------------------------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS, EXCEPT PER (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.........................   $545,337   $383,827   $308,621       $126,880   $545,104   $528,606      $100,196
Cost of goods sold................    452,951    331,406    289,879        115,174    471,478    425,516        89,250
                                    ----------------------------------------------------------------------------------
Gross profit......................     92,386     52,421     18,742         11,706     73,626    103,090        10,946
Selling, general and                   19,810     20,103(1)   22,036         7,104     25,466     30,372(2)       6,864
  administrative..................
Restructuring charges.............         --         --         --             --         --      8,061(3)          --
Start-up costs....................         --        775(4)      283(4)           --      267(4)    1,101(4)          --
                                    ----------------------------------------------------------------------------------
Income (loss) from operations.....     72,576     31,543    (3,577)          4,602     47,893     63,556         4,082
Transaction costs.................         --         --         --             --     11,253(5)       --           --
Interest expense..................      1,445      1,658      1,868            256      3,177      3,090           595
                                    ----------------------------------------------------------------------------------
Income (loss) from continuing          71,131     29,885    (5,445)          4,346     33,463     60,466         3,487
  operations before income taxes
  and extraordinary items.........
Provision (benefit) for income         25,330     10,587      (348)          2,112     14,736     21,228         1,421
  taxes...........................
                                    ----------------------------------------------------------------------------------
Income (loss) from continuing          45,801     19,298    (5,097)          2,234     18,727     39,238         2,066
  operations before extraordinary
  items...........................
Loss from operations of                    --         --    (2,237)          (687)    (2,162)      (957)            --
  discontinued DOM facility, less
  applicable income tax
  benefit(6)......................
Gain (loss) on disposal of DOM             --         --         --             --         --   (10,240)           518
  facility, less applicable income
  tax benefit(6)..................
Income (loss) before extraordinary     45,801     19,298    (7,334)          1,547     16,565     28,041         2,584
  items...........................
Extraordinary items, net of income         --         --         --             --         --         --         (227)
  taxes...........................
                                    ----------------------------------------------------------------------------------
Net income (loss).................    $45,801    $19,298   $(7,334)         $1,547    $16,565    $28,041        $2,357
                                    ----------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continued            $1.46      $0.61    $(0.16)          $0.07      $0.54      $1.15         $0.06
  operations......................
Income (loss) from discontinued            --         --     (0.08)         (0.02)     (0.06)     (0.33)          0.02
  operations......................
Extraordinary items, net of income         --         --         --             --         --         --        (0.01)
  taxes...........................
Net income (loss).................      $1.46      $0.61    $(0.24)          $0.05      $0.48      $0.82          0.07
                                    ----------------------------------------------------------------------------------
Average shares deemed                  31,276     31,569     31,160         32,638     34,525     34,117        33,526
  outstanding.....................
                                    ----------------------------------------------------------------------------------
BALANCE SHEET DATA (END OF PERIOD)
Working capital...................   $111,380   $108,343    $93,586       $108,632   $118,828   $142,316      $135,225
Total assets......................    285,494    258,201    289,241        323,255    390,818    357,447       410,862
Current maturities of long-term           604        653        708            723        866        938         1,404
  debt............................
Short-term revolving credit                --      6,133     10,067         10,067     20,766      3,219            --
  facility........................
Long-term revolving credit             10,000     27,400     31,000         27,150     62,038     62,000        84,098
  facility........................
Other long-term debt (less current      8,879      8,226      7,518          7,300      6,929      5,991         7,543
  maturities).....................
Stockholders' equity..............    162,801    173,146    166,774        200,566    213,256    225,383       257,269
----------------------------------------------------------------------------------------------------------------------

(1) Includes a write-down of software costs of $1,605,000.

(2) Includes a charge of $1,500,000 in connection with an unsuccessful acquisition.

(3) We recorded a restructuring charge for the write-down of property and equipment and accrual of other cash obligations of $8,061,000 resulting from the planned closing of the Longview facility and the relocation of most of that facility's production equipment to Hickman, Arkansas.

(4) Represents the operating loss of our large diameter pipe and tubing facility which began operations in October 2000 and the Longview facility which began operations in December 1998.

(5) In connection with the Prudential combination, we recorded transaction costs of $11,253,000 for the year ended December 31, 2000. Transaction costs include investment banking, legal, accounting, printing, severance pay and other costs directly related to the combination.

(6) We decided to discontinue our DOM business during 2001.

                                  RISK FACTORS

You should consider carefully the following risk factors and other information contained or incorporated by reference in this prospectus supplement before purchasing any of our common shares. Investing in our common shares involves risk. If any of the events described in the following risk factors occur, our business and financial condition could be seriously harmed. In addition, the trading price of our common shares could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

CARGILL AND NORTH STAR STEEL MAY NOT ACCEPT OUR PROPOSAL TO ACQUIRE THE NORTH STAR STEEL TUBULAR DIVISION, WHICH MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR COMMON SHARES.

In April 2002, we submitted a proposal to North Star Steel and its parent, Cargill, relating to a possible acquisition of the North Star Steel Tubular Division. We are one of several bidders or prospective bidders for these assets. We cannot assure you that our proposal will ultimately result in our acquisition of the North Star Steel Tubular Division. Our failure to consummate this acquisition could have an adverse effect on the price of our common shares.

AN ACQUISITION OF THE NORTH STAR STEEL TUBULAR DIVISION MAY SUBJECT US TO UNKNOWN LIABILITIES OR OBLIGATIONS THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

In connection with our proposal to acquire the North Star Steel Tubular Division, we have conducted a limited review of information available to us regarding the North Star Steel Tubular Division; however, we have been unable to perform a complete review of the past activities and financial performance of the North Star Steel Tubular Division. In addition, if we execute a definitive acquisition agreement with North Star Steel, we expect to receive limited warranties with respect to the obligations and liabilities of the North Star Steel Tubular Division from Cargill and North Star Steel. We also expect that the indemnity obligations of Cargill and North Star Steel with respect to such obligations and liabilities may be limited by the terms of the definitive acquisition agreement. Any such material obligation or liability could have a material adverse effect on our business, financial condition and results of operations.

IF WE ACQUIRE THE NORTH STAR STEEL TUBULAR DIVISION, WE WILL BE REQUIRED TO INCUR A SIGNIFICANT AMOUNT OF ADDITIONAL DEBT.

The net proceeds of this offering and the availability under our new senior credit facility would not be sufficient for us to consummate the acquisition of the North Star Steel Tubular Division as set forth in our proposal letter submitted to Cargill and North Star Steel. Accordingly, we would be required to incur significant additional indebtedness or otherwise raise additional funds to complete the acquisition.

The degree to which we would become highly leveraged following the proposed acquisition could have important consequences to you. For example, it could:

       - make it more difficult for us to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes;

       - require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness thereby reducing the amount of cash flow available to fund working capital, capital investments, acquisitions and other business activities;

       - increase our vulnerability to general adverse economic and industry conditions, including increases in interest rates;

       - place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

       - limit our flexibility in planning for, or reacting to, changes in our business and in the energy and industrial industries.

If we incur substantial indebtedness to fund the potential acquisition of the North Star Steel Tubular Division, we may still incur additional debt, which could intensify the risks we described above. We may be required to borrow additional funds to fund our capital expenditures and working capital needs. We also may incur additional debt to finance future acquisitions. If we borrow additional funds for these or other purposes, it will become more likely that we will experience some or all of the risks we described above.

We believe that our cash flow from operations, together with borrowings under the new senior credit facility, would be sufficient to service our debt obligations and any future debt obligations we may incur as they become due. However, our ability to meet these requirements would depend on our future financial performance, which would be affected by financial, business, economic, competitive and other factors. We would not be able to control many of these factors, such as economic conditions in the markets in which we currently operate and would operate if we acquired the North Star Steel Tubular Division and competitive initiatives undertaken by competitors. Accordingly, we cannot be certain that our cash flow from operations would be sufficient to allow us to meet our obligations and pay principal and interest on our debt and any future debt we may incur. If we cannot generate sufficient cash flow from operations, we may be required to adopt one or more alternative financing plans, such as refinancing or restructuring all or part of our existing debt and any future debt, selling assets, reducing or delaying investments in our business or seeking to raise additional debt or equity capital. We cannot assure you that we would be able to effect any of these actions on commercially reasonable terms, or at all, or that these actions would enable us to continue to satisfy our cash requirements.

OUR SALE OF ADDITIONAL SHARES IN THE FUTURE MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON SHARES.

As noted above, our acquisition of the North Star Steel Tubular Division would require a significant amount of additional funding, primarily through the incurrence of a significant amount of additional debt. A portion of that additional funding could include the sale of securities convertible into common shares. Moreover, we may sell additional common shares or securities convertible into common shares in connection with future acquisitions by us or in private equity transactions. Further, although certain of our executive officers and directors have agreed with the underwriters not to sell shares held by them for 90 days following the date of this prospectus supplement without the consent of JP Morgan Securities Inc., thereafter, all such shares held by our executive officers and directors will be eligible for sale in the public market (subject to applicable volume limitations and other resale conditions imposed by Rule
144). The sale or the availability for sale of substantial amounts of our common shares or securities convertible into common shares in the public market at any time subsequent to the date of this prospectus supplement could adversely affect the prevailing market price of our common shares.

WE MAY HAVE DIFFICULTY INTEGRATING THE BUSINESS OF THE NORTH STAR STEEL TUBULAR DIVISION, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

If Cargill and North Star Steel accept our proposal and we complete the acquisition of the North Star Steel Tubular Division, we would expect that the acquisition would result in certain benefits, including permitting us to enter into new markets and increasing our operational efficiencies. Achieving the benefits of the potential acquisition of the North Star Steel Tubular Division and other future acquisitions depends upon our successful integration of the acquired businesses into our existing operations. We cannot assure you that we will be successful in integrating the businesses of the North Star Steel Tubular Division or of any other business acquired by us in the future into our current businesses. The integration risks associated with these acquisitions include, but are not limited to:

       - integrating the operations of newly acquired companies requires a substantial amount of our management's attention;

       - difficulties associated in assimilating the technology, including billing and customer information systems; and

       - any significant loss of key personnel of any future acquired business could lead to disruption in the integration of any acquired business.

We cannot assure you that we will be able to overcome the risks associated with our integration efforts successfully with respect to the North Star Steel Tubular Division and other future acquisitions. There is a risk that the costs of integration could have a material adverse effect on our operating results.

We regularly evaluate potential acquisition opportunities to support and strengthen our business. We cannot be sure that we will be able to locate suitable acquisition candidates, acquire candidates on acceptable terms or integrate acquired businesses successfully. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition.

FLUCTUATIONS IN OIL AND NATURAL GAS PRICES COULD ADVERSELY AFFECT US BECAUSE WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS TO THE ENERGY INDUSTRY.

Our principal products consist of oil country tubular goods and line pipe. Sales of these products to the energy industry constitute our most significant revenue source. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 80%, 85% and 82% of our revenues for the year ended December 31, 2000, the year ended December 31, 2001, and the three months ended March 31, 2002 respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns affect these prices. As a result, future levels and volatility of oil and natural gas prices are uncertain.

THE LEVEL OF IMPORTS OF OIL COUNTRY TUBULAR GOODS INTO THE UNITED STATES AND CANADIAN MARKETS, WHICH HAS BEEN REDUCED BY TRADE RELIEF NOW IN PLACE, WILL IMPACT DEMAND AND PRICING FOR OUR PRODUCTS.

The level of imports of oil country tubular goods, which has varied significantly over time, affects the United States and Canadian oil country tubular goods markets. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which would have an adverse impact on our business. We believe that United States and Canadian import levels are affected by, among other things:

       - United States, Canadian and overall world demand for oil country tubular goods;

       -  the trade practices of and government subsidies to foreign producers;
       and

       -  the presence or absence of antidumping and countervailing duty orders.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In the United States, once an order is in place, foreign producers, importers, domestic producers and other parties may request an "administrative review" on a yearly basis to determine the duty rates to be applied to imports during subsequent years, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the United States government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

United States antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual importer may also obtain revocation application only to itself under certain circumstances. In June 2001, the United States government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place. However, those orders remain subject to future periodic sunset reviews. If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our United States business.

In March 2002, an antidumping petition was filed with the United States government covering oil country tubular goods from Austria, Brazil, China, France, Germany, India, Indonesia, Romania, South Africa, Spain, Turkey, Ukraine and Venezuela. On May 10, 2002, the United States government voted to end this case. As a result of this ruling, there will not be any additional import relief for oil country tubular goods and the recent high import rates into the United States could continue to negatively impact our oil country tubular goods shipment levels and prices.

Since 1986, imports of certain oil country tubular goods into Canada from the United States, Korea, Japan and Germany have been restricted by the existence of antidumping and countervailing duty orders. Following a sunset review process, the orders, to the extent applicable to imports of carbon grade casing from the United States and Korea into Canada, expired in June 2001. As a result, the requirement that an importer obtain "normal values" for these products was not continued. The expiration of this ruling is expected to result in downward pressure on the selling price of these products in Canada.

THE VOLATILITY AND CYCLICAL NATURE OF STEEL PRICES MAY ADVERSELY AFFECT OUR BUSINESS.

Purchased steel currently represents slightly more than two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

       -  general economic conditions;

       -  industry capacity utilization;

       -  import duties and other trade restrictions; and

       -  currency exchange rates.

Changes in steel prices can affect the pricing and gross margin levels of our products. With respect to industrial products, we intend to seek to recover any increase in steel costs by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. Prices of energy products move in conjunction with demand for those products and are not necessarily related to changes in steel costs. This could result in an inability to recover steel cost increases on those products during poor energy market conditions. Consequently, we typically have a limited ability to recover increases in steel costs.

In November 2001, the International Trade Commission (ITC) recommended to the President of the United States that a Section 201 case for steel and all steel products, with the exception of oil country tubular goods products, be supported with a wide scale program of quotas and duties. The President's remedy plan released on March 5, 2002 provides relief to the United States steel industry through a three-year program of quotas and tariffs covering a wide range of imported steel products. Of specific interest to our business, imported flat rolled products, including hot rolled steel coils are subject to a 30% tariff in year one, a 24% tariff in year two and an 18% tariff in year three. This plan will likely result in an increase in the cost of foreign imported hot rolled steel and steel products. This, in turn, could significantly increase the cost of our purchased steel. We have already experienced some steel price increases that we believe were caused by the ITC's recommendation. For example, our major supplier of steel increased our steel prices by $15 per ton in January 2002 and by $40 per ton in April 2002. Also, we believe this supplier is planning to implement another price increase in July 2002. The plan would not affect imports of oil country tubular goods. Accordingly, we would expect additional competition from foreign imports of oil country tubular goods products in the United States.

INDUSTRY INVENTORY LEVELS AFFECT OUR SALES AND NET INCOME.

Industry inventory levels of our products, particularly oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. We believe currently that industry-wide oil country tubular goods inventory is moderately above normal levels in relation to current demand. Additionally, months of supply of inventory, which defines the level of inventory in terms of monthly consumption, also appears to be moderately above historical levels. Moderate increases in months of supply of inventory can have an adverse impact on us.

THE OPERATIONS OF THE END-USERS OF OUR PRODUCTS EXPOSE US TO POTENTIAL PRODUCT LIABILITY CLAIMS.

Drilling for, and the transmission of, oil and natural gas involve a variety of risks, including risks relating to well failures, line pipe leaks and fires. Actual or claimed defects in products, including our pipes and structural tubing, could give rise to claims, liabilities, costs and expenses, relating to loss of life, personal injury, property damage, damage to equipment and facilities, pollution, inefficient heat recovery, loss of production or suspension of operations. We maintain insurance coverage against potential product liability claims in amounts that we believe to be adequate. However, in the future we may incur product liability claims in excess of our insurance coverage, or that are subject to substantial deductibles or incur uninsured product liability costs. These liabilities and costs could have a material adverse effect on our business, results of operations and financial condition. Moreover, any claims made under our policies likely will cause our premiums to increase, and we may not be able to maintain adequate insurance coverage levels in the future.

THE CLOSURE OF OUR LONGVIEW FACILITY MAY GENERATE GREATER LOSSES THAN
ANTICIPATED.

As previously announced, we closed our Longview, Washington facility and are in the process of relocating and installing most of that facility's production equipment in our Hickman, Arkansas facility. We recorded a restructuring charge of $8.1 million relating to this facility closure in our consolidated statement of operations during the three months ended December 31, 2001. This restructuring charge includes a provision to write down certain property by $6.5 million based on an appraisal of its recovery value of $6.0 million. We cannot give any assurance that we will find a buyer for the property at the $6.0 million appraised value. Our plan assumes that these proceeds, along with significant working capital reductions, will fund additional capital expenditures and other cash costs necessary to relocate and install the equipment in our existing facility in Hickman, Arkansas. We also may face unanticipated expenditures that may reduce or eliminate our projected annual savings of $3.0 million to $5.0 million.

WE DEPEND ON A FEW SUPPLIERS FOR A SIGNIFICANT PORTION OF OUR STEEL, AND A LOSS OF ONE OR MORE SIGNIFICANT SUPPLIERS COULD AFFECT OUR ABILITY TO PRODUCE OUR PRODUCTS.

In calendar year 2001, we purchased in excess of 93% of our steel for our United States operations from four suppliers, and in excess of 94% of the steel for our Canadian operations from two Canadian suppliers. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON A FEW DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR NET SALES OF OIL COUNTRY TUBULAR GOODS, AND A LOSS OF ONE OR MORE SIGNIFICANT DISTRIBUTORS COULD AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

In 2001, our distributors, McJunkin Appalachian Oilfield Supply Company and Sooner Pipe & Supply Corp. accounted for approximately 20% of our United States net sales, and four other distributors accounted for approximately 53% of our Canadian revenues. Many of these distributors are not bound to us by exclusive distribution contracts and may offer products and services that compete with our products and services. The loss of, or competition by, any of these distributors could have a material adverse effect on our business, financial condition or results of operations.

COVENANT RESTRICTIONS IN OUR NEW SENIOR CREDIT FACILITY COULD LIMIT OUR ABILITY TO OPERATE OUR BUSINESS.

Our new revolving credit facility contains certain restrictive covenants that impose limitations (subject to certain exceptions) on us with respect to, among other things:

       -  the creation or incurrence of indebtedness;

       -  the creation or incurrence of liens;

       - investments, mergers, acquisitions or changes of existence, ownership or business operations;

       - the sale or other disposition of assets other than inventory in the ordinary course of business;

       - the declaration or payment of any dividend or the purchase, redemption, retirement or other acquisition of capital stock;

       -  transactions with affiliates;

       -  capital expenditures in excess of $25.0 million in any calendar year;
       and

       - the granting of any negative pledge in any agreement, contract or understanding with a third party.

All of these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Moreover, our failure to comply with the financial and other covenants could result in an event of default that, if not cured or waived, would prevent us from borrowing under our new revolving credit facility and could cause us to be required to repay our borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets.

OUR CANADIAN OPERATIONS ARE SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS THAT MAY SUBJECT US TO ADDITIONAL REGULATIONS AND COSTS.

In January 2001, we renewed a collective bargaining agreement with the United Steelworkers of America, Local Union 7226, covering approximately 63% of our employees at our Calgary facility. The new agreement, which expires on December 31, 2003, covers wages, healthcare benefits, retirement plans, seniority, job classes and certain work rules. While we believe our present labor relations to be good, we cannot assure you that the collective bargaining agreement will be renewed upon expiration or that a new collective bargaining agreement on terms acceptable to us will be established.

BECAUSE OF THE SUBSTANTIAL AMOUNT OF BUSINESS WE CONDUCT IN CANADA, EXCHANGE RATE FLUCTUATIONS HAVE A DIRECT IMPACT ON OUR RESULTS OF OPERATIONS.

Although our financial results are reported in United States dollars, a significant portion of our sales and operating costs are denominated in Canadian dollars. Consequently, in consolidating the financial results of our Canadian operations for reporting purposes, we are exposed to cash flow and earnings volatility as a result of fluctuations in relative currency values. Significant fluctuations may adversely affect our consolidated results of operations. In particular, our results of operations may be adversely affected by a significant strengthening of the United States dollar against the Canadian dollar.

OUR INDUSTRY IS CHARACTERIZED BY INTENSE COMPETITION.

Our businesses are very competitive and compete against a number of companies. Some of our competitors are larger than us and have greater financial and marketing resources and business diversification. These companies may be better able than our company to successfully endure downturns in either the energy or industrial sectors. The oil country tubular goods and structural product markets are largely commodity-based in nature and as a result, price competition is of particular importance.

SEASONAL FLUCTUATIONS THAT AFFECT OUR CUSTOMERS AFFECT DEMAND FOR OUR PRODUCTS.

Our company, as well as the oil country tubular goods industry in general, have historically experienced seasonal fluctuations in demand for products. For instance, weather conditions during the first half of the calendar year normally make drilling operations more difficult in the United States, while the second and third quarters are more difficult in Western Canada. Consequently, drilling activity and the corresponding demand for our oil country tubular goods generally will be lower at these times in these respective regions. We also experience seasonal fluctuations in demand for our industrial products. However, the timing of these fluctuations may differ from fluctuations experienced in the oil country tubular goods market.

COMPLIANCE WITH AND CHANGES IN ENVIRONMENTAL, HEALTH AND SAFETY LAWS REGULATING THE OPERATION OF OUR BUSINESS COULD ADVERSELY AFFECT OUR PERFORMANCE AND EXPOSE US TO ENVIRONMENTAL CLAIMS.

Our businesses are subject to numerous United States and Canadian local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Violations of such laws and regulations can lead to substantial fines and penalties. Also, there are risks of substantial costs and liabilities relating to the investigation and remediation of past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. Moreover, future developments, such as changes in laws and regulations, more stringent enforcement or interpretation thereof, and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are in substantial compliance with all applicable laws and regulations, there can be no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on our business, results of operations and financial condition.

WE ARE SUBJECT TO INTEREST RATE RISK TO THE EXTENT WE BORROW AGAINST OUR NEW REVOLVING CREDIT FACILITY.

Interest on our new revolving credit facility accrues at a fluctuating rate. Rising interest rates could have a substantial impact on our interest expense. For example, assuming the current level of borrowings at variable rates and assuming a two percentage point change in the average interest rates under these borrowings, we estimate that our interest expense for the quarter ended March 31, 2002 and the year ended December 31, 2001 would have increased by approximately $420,000 and $1.3 million, respectively. Management may take actions that would mitigate our exposure to interest rate risks; however, due to the uncertainty of the actions that we might take and their possible effects, we cannot give any assurance that these actions would effectively mitigate our exposure to interest rate risk to a material extent.

WE HAVE DEFINED BENEFIT PENSIONS PLANS, WHICH COULD RESULT IN CHARGES AGAINST OUR EARNINGS AND CLAIMS AGAINST OUR ASSETS.

Our subsidiary, Prudential Steel, Ltd., sponsors two pension plans and a post-retirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan. At December 31, 2001, certain of these plans were underfunded resulting in a combined underfunding of an aggregate of approximately $2.4 million. Moreover, if these plans do not achieve an investment return to the extent of the estimated rate for a particular fiscal year, such deficiency could result in a charge against earnings for that and subsequent years.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL.

The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control, even if that change might be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of Maverick difficult, including:

       - provisions limiting the rights to call special meetings of our stockholders;

       - provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;

       -  a provision prohibiting action by stockholders by written consent; and

       - the authorization to issue and set the terms of preferred stock by our board of directors.

In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who would attempt to acquire a significant interest in Maverick without advance approval of our board of directors. Moreover, Delaware law would impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common shares.

                                USE OF PROCEEDS

The net proceeds from the sale of the common shares offered by this prospectus supplement and accompanying prospectus will be approximately $69.4 million, or $79.8 million if the underwriters exercise their option to purchase additional shares in full, based on an offering price of $14.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses we will pay.

If Cargill and North Star Steel accept our proposal and we consummate the acquisition of the North Star Steel Tubular Division, we would utilize the net proceeds of this offering to fund a portion of the purchase price for that acquisition. If we are not the successful bidder, we will utilize the net proceeds of this offering to pay down a portion of our outstanding indebtedness or for working capital and other general corporate purposes.

Pending application of the net proceeds of this offering, we will pay down a portion of outstanding indebtedness under our new revolving credit facility and/or invest in short-term interest bearing securities. An affiliate of J.P. Morgan Securities Inc. acted as lead arranger in the syndication of our new revolving credit facility.

                          PRICE RANGE OF COMMON SHARES

Our common shares are traded on the New York Stock Exchange under the symbol "MVK." The following table sets forth, on a per share basis for the period indicated, the range of high and low sales price of our common shares as reported by the New York Stock Exchange during the periods shown.

------------------------------------------------------------------------------
                                                                  COMMON SHARE
                                                               ---------------
                                                                 HIGH      LOW
------------------------------------------------------------------------------
2002:
First quarter...............................................   $16.32   $10.97
2001:
First quarter...............................................    25.72    18.75
Second quarter..............................................    26.45    16.10
Third quarter...............................................    16.32     8.86
Fourth quarter..............................................    13.29     8.91
2000:
First quarter...............................................    32.44    19.38
Second quarter..............................................    36.31    36.12
Third quarter...............................................    29.81    21.75
Fourth quarter                                                  27.62    12.69
------------------------------------------------------------------------------

On May 16, 2002, the last reported sales price of our common shares as reported on the New York Stock Exchange was $14.62 per share. As of March 31, 2002, the outstanding common shares were held by approximately 145 holders of record. There were 15 holders of record of our exchangeable shares as of March 31, 2002.

                                DIVIDEND POLICY

We have not declared or paid cash dividends on our common shares since incorporation. We currently intend to retain earnings to finance the growth and development of our business and do not anticipate paying cash dividends in the near future. Any payment of cash dividends in the future will depend upon our financial condition, capital requirements and earnings as well as other factors our board of directors may deem relevant. Our new revolving credit facility restricts the amount of dividends we can pay to our stockholders.

                                 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002 (in thousands):

     - on an historical basis; and

     - as adjusted to give effect to (1) the issuance of the common shares offered hereby, net of our estimated offering expenses and underwriting discounts of approximately $3.1 million, and (2) the use of the net proceeds to repay debt.

You should read this table together with our financial statements and notes thereto and other financial data included elsewhere in this prospectus supplement, in the accompanying prospectus and incorporated by reference into this accompanying prospectus supplement or the prospectus.

--------------------------------------------------------------------------------------
                                                                  AS OF MARCH 31, 2002
                                                               -----------------------
                                                                           AS ADJUSTED
                                                                              FOR THIS
                                                                 ACTUAL    OFFERING(1)
--------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
Cash and cash equivalents...................................   $  8,822     $  8,822
Current portion of long-term debt...........................      1,404        1,404
Long-term debt
  Revolving credit facility.................................     84,098       14,698
  Term loans................................................      7,543        7,543
                                                               -----------------------
  Total debt................................................     93,045       23,645
Shareholders' equity........................................    257,269      326,669
                                                               -----------------------
     Total capitalization...................................   $359,136     $359,136
--------------------------------------------------------------------------------------

(1) Excludes any proceeds that may be received from the 30-day option granted by us to the underwriters to purchase up to an additional 750,000 common shares, to cover over-allotments.

                                  UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated the date of this prospectus supplement, the underwriters named below, who are represented by J.P. Morgan Securities Inc., have severally agreed to purchase from us the respective number of common shares shown opposite their names below.

-------------------------------------------------------------------------------
NAME                                                           NUMBER OF SHARES
-------------------------------------------------------------------------------
J.P. Morgan Securities Inc..................................          2,500,000
Deutsche Bank Securities Inc. ..............................          1,350,000
Raymond James & Associates, Inc. ...........................          1,150,000
                                                               ----------------
Total.......................................................          5,000,000
-------------------------------------------------------------------------------

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from our counsel, our independent auditors and us. The underwriters are committed to purchase all of our common shares if they purchase any shares, other than those shares covered by the over-allotment option described below.

UNDERWRITING DISCOUNTS AND COMMISSIONS

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

-------------------------------------------------------------------------------------------------
                                                              WITHOUT OVER-            WITH OVER-
                                                         ALLOTMENT EXERCISE    ALLOTMENT EXERCISE
-------------------------------------------------------------------------------------------------
Per share                                                $             0.58    $             0.58
Total                                                    $        2,900,000    $        3,335,000
-------------------------------------------------------------------------------------------------

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $200,000.

The underwriters initially propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.348 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters a 30-day option to purchase up to 750,000 additional common shares at the initial offering price less the underwriting discount set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of common shares to be purchased by it shown in the above table bears to the total number of common shares offered hereby.

The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

Certain of our executive officers and directors have agreed that, subject to certain exceptions, they will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them, for a period of 90 days following the date of this prospectus supplement. We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell or otherwise dispose of any shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 90 days following the date of this prospectus supplement, except that we may issue shares of common shares or grant options under our employee benefit plans existing at the date of this prospectus supplement and, among other things, to finance the possible acquisition of the North Star Steel Tubular Division.

Persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common shares at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, imposing penalty bids or engaging in passive market making. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common shares. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when common shares sold by the syndicate member are purchased in syndicate covering transactions. Such stabilizing, if commenced, may be discontinued at any time.

The underwriters may create a syndicate short position by making short sales of the shares and may purchase the shares on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares. Naked short sales are sales in excess of the over-allotment option. A naked short position is likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. If the underwriters create a syndicate short position, they may choose to reduce or cover this position by either exercising the over-allotment option or by engaging in syndicate covering transactions. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

As a result of our repayment of indebtedness under the new revolving credit facility with part of the net proceeds of this offering, which repayment may only be temporary if we consummate the acquisition of the North Star Steel Tubular Division, an affiliate of J.P. Morgan Securities Inc. will receive in excess of 10 percent of the net proceeds received by us.

One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to customers or through it or their web sites.

                                 LEGAL MATTERS

The legal validity of the securities offered under this prospectus supplement will be passed upon for us by Gallop, Johnson & Neuman, L.C., St. Louis, Missouri. Some legal matters in connection with the securities offered under this prospectus supplement will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP, given upon their authority as experts in accounting and auditing.

PROSPECTUS

$250,000,000

MAVERICK TUBE CORPORATION

COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS
                            ------------------------

This prospectus relates to common stock, preferred stock, debt securities and warrants for equity securities that we may sell from time to time in one or more offerings, up to an aggregate public offering price of $250,000,000. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol "MVK." Each prospectus supplement offering any other securities will state whether those securities are listed or will be listed on any national securities exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 28, 2001

                               TABLE OF CONTENTS

                                                              PAGE
About this Prospectus.......................................     2
Maverick Tube Corporation...................................     3
Risk Factors................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Description of Our Capital Stock............................     6
Certain effects of Authorized but Unissued Stock............     9
Description of the Debt Securities we may offer.............    10
Description of the Warrants We May Offer....................    16
Plan of Distribution........................................    17
Legal Matters...............................................    18
Experts.....................................................    18
Where You Can Find More Information.........................    19
Forward-Looking Statements..................................    20

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and the registration statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and no other person is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           MAVERICK TUBE CORPORATION

BUSINESS

GENERAL

We are a leading domestic producer of tubular steel products used in energy and industrial applications. We manufacture "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We also serve the energy industry by manufacturing line pipe, which is used primarily in the transportation of oil and natural gas. For industrial applications, we manufacture structural tubing and standard pipe. During calendar 2000, energy products accounted for approximately 80% of our total revenues.

We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017 and our phone number is (636) 733-1600.

RECENT DEVELOPMENTS

On September 22, 2000, we completed a business combination with Prudential Steel Ltd., a corporation existing under the laws of the Province of Alberta, Canada, which was accounted for as a pooling of interests. Accordingly, the financial statements and management's discussion and analysis for the fiscal years ended September 30, 1999 and 1998 have been restated to include the operations and activities of Prudential.

As a result of the combination with Prudential, we now have two principal operating subsidiaries, Maverick Tube, L.P., a Delaware limited partnership, and Prudential. Maverick Tube, L.P. conducts substantially all of our U.S. operations while Prudential conducts substantially all of our Canadian operations.

In conjunction with the completion of the Prudential transaction, our Board of Directors approved a change in our fiscal year end from September 30 to December 31, effective with the calendar year beginning January 1, 2000. Accordingly, our fiscal year is now on a calendar year basis.

To further our growth and enhance our ability to compete in our energy and industrial businesses, we recently completed the construction of and equipped a new large diameter facility immediately adjacent to our current facilities in Hickman, Arkansas, at a cost of approximately $51.0 million. This facility allows us to include larger diameter pipe and tubing products in our product line offerings. We began limited production of select industrial products at the new facility during December 2000.

In 1998, we began producing "cold drawn tubing," which was a part of our industrial products segment. During the first quarter of 2001, based on our assessment of the future prospects of that business, we enacted a plan to discontinue our cold drawn tubular business. As part of that plan, we ceased operations at our cold drawn tubular facility located in Beaver Falls, Pennsylvania. Our cold drawn tubular business had accounted for 3% of our total revenues. As required by generally accepted accounting principles, we have reclassified certain historical financial information to account for the discontinued operations.

THE PRODUCTS WE PRODUCE

The following table summarizes our current manufacturing facilities and the products they produce:

----------------------------------------------------------------------------------------------------
FACILITY                                     PRODUCTS                               SIZES(1)
----------------------------------------------------------------------------------------------------
Hickman, Arkansas.........................   Oil country tubular goods, line        1 1/2" - 16"
                                             pipe, standard pipe, structural
                                             shapes and rounds, and piling
Conroe, Texas.............................   Oil country tubular goods and line     4 1/2" - 9 5/8"
                                             pipe
Calgary, Alberta..........................   Oil country tubular goods, line pipe   2 3/8" - 12 3/4"
                                             and structural shapes and rounds
Longview, Washington(2)...................   Oil country tubular goods,             2 3/8" - 10 3/4"
                                             structural shapes and rounds and
                                             line pipe
----------------------------------------------------------------------------------------------------

(1) Represents outside diameter measurement. Structural tubing can have a square, rectangular or round cross-section.
(2) On December 17, 2001, Maverick announced its decision to close this facility, which is expected to occur during the first quarter of 2002.

OUR BUSINESS STRATEGY

IDENTIFY AND ENTER NEW MARKETS

We continually seek and make acquisitions and capital expenditures to enter new markets, as evidenced by our entry into the structural tube market in 1994, the addition of large diameter pipe and tubing to our product lines and our combination with Prudential. We intend to seek additional opportunities to expand our business to new markets where we believe we can compete effectively and profitably.

INCREASE MARKET SHARES BY EXPANDING OUR EXISTING PRODUCT LINES

We believe that the expansion of our product lines in both the energy and industrial segments of our business will allow us to increase our market share by capitalizing on our existing customer relationships to market additional products. The construction and equipping of the new large diameter facility is an example of this strategy.

CONTINUALLY IMPROVE THE EFFICIENCY OF OUR MANUFACTURING PROCESS

We intend to continue to pursue our objective of being a low-cost, high-volume producer of quality steel tubular products by seeking to:

       -  maintain product manufacturing cost controls;

       -  maximize production yields from raw materials;

       -  make capital expenditures designed to lower costs and improve quality;

       - minimize unit production costs through effective utilization of plant capacity; and

       -  minimize freight costs.

DELIVER QUALITY PRODUCTS AND SERVICE TO OUR CUSTOMERS

We believe that we have achieved an excellent reputation with our existing customers. We intend to continue to build long-term customer relationships with new and existing customers by seeking to:

       -  offer broad-based product lines;

       -  focus on product availability;

       -  deliver competitively priced quality products; and

       -  provide a high level of customer support before and after the sale.

                                  RISK FACTORS

Investing in our securities involves certain risks. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Maverick and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

                                USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds, if any, from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Subject to applicable limitations in the terms of our debt obligations, general corporate purposes may include, without limitation:

       -  repaying or refinancing our indebtedness;

       -  making additions to our working capital;

       -  capital expenditures;

       -  funding future acquisitions; or

       -  repurchasing or redeeming our debt or equity securities.

Funds not required immediately for such purposes may be temporarily invested in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges represent total interest charges, capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

The following table sets forth our ratio (deficiency) of earnings to fixed charges for each of the periods indicated (dollars in thousands):

--------------------------------------------------------------------------------------------------
                                                              THREE
                          NINE MONTHS                        MONTHS
                                ENDED     YEAR ENDED          ENDED       YEAR ENDED SEPTEMBER 30,
                        SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   ----------------------------
                                 2001           2000           1999      1999   1998   1997   1996
--------------------------------------------------------------------------------------------------
Ratio of Earnings to
  Fixed Charges......            14.3            5.0            6.1       N/A   10.4   23.8   11.6
Deficiency in
  Earnings(1)........             N/A            N/A            N/A   $(5,822)   N/A    N/A    N/A
--------------------------------------------------------------------------------------------------

(1) Due to pre-tax losses for the year ended September 30, 1999, the ratio coverage was less than 1:1.

                        DESCRIPTION OF OUR CAPITAL STOCK

Under our amended and restated certificate of incorporation, our authorized capital stock consists of 80,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities, but is not complete. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation and our amended and restated by-laws that are incorporated by reference into the registration statement, which includes this prospectus. You will find additional terms of our preferred stock in the certificate of designation that will be filed with the SEC for each series of preferred stock we may designate, if any.

COMMON STOCK. We have 44,070,583 shares of common stock available for issuance. Each share of our common stock has one vote on all matters to be voted upon by our stockholders. No share of common stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of our common stock will be entitled to dividends in such amounts and at such times as our board, in its discretion, may declare out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in our net assets, after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. The rights, preferences and privileges of our Common Stock will be subject to those of the holders of shares of our preferred stock, if any, then outstanding. The transfer agent and registrar of our common stock is Computershare Investor Services, Chicago, Illinois.

In accordance with our shareholder rights plan, each share of our common stock includes one right to purchase from us one one-hundredth of a share of our Series I junior participating preferred stock at an exercise price of $50.00 per share, subject to adjustment. The rights are not exercisable until after the occurrence of the "separation time," which is described below.

The rights are attached to all certificates representing our currently outstanding common stock, and will attach to all common stock certificates we issue prior to the separation time. The separation time would occur, except in some cases, on the earlier of:

       - the date of a public announcement that a person or group of affiliated or associated persons (collectively, an "acquiring person") has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common stock; or

       - 10 days following the start of a tender or exchange offer that would result, if closed, in a person becoming an acquiring person.

Our board may defer the separation time in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.

Until the separation time occurs:

       -  common stock certificates will evidence the rights;

       -  the rights will be transferable only with those certificates;

       - those certificates will contain a notation incorporating the rights agreement by reference; and

       - the surrender for transfer of any of those certificates also will constitute the transfer of the rights associated with the stock that certificate represents.

The rights will expire at the close of business on July 23, 2008, unless we redeem or exchange them earlier as described below.

As soon as practicable after the separation time, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date and, from and after that date, only separate rights certificates will represent the rights. We will not issue rights with any shares of common stock issued after the separation time, except as our board otherwise may determine.

A "flip-in event" will occur under our shareholder rights plan when a person becomes an acquiring person otherwise than through a "permitted offer" as described in our shareholder rights plan. Our shareholder rights plan defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent members of our board determines to be adequate and otherwise in our best interests and the best interests of our stockholders.

Anytime prior to the earlier of any person becoming an acquiring person and the expiration of the rights, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. At our option, we may pay the redemption price in cash, shares of common stock or other securities issued by us. If our board timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action. If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock (or, in some cases, other property) which has a "market price" (as our shareholder rights plan defines that term) equal to two times the exercise price of the right.

A "flip-over event" will occur under our shareholder rights plan when, at any time from and after the time a person becomes an acquiring person:

       - we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type described above;

       -  50% or more of our assets or earning power is sold or transferred; or

       - an acquiring person increases its percentage beneficial ownership by more than one percent of common stock or other class of stock or engages in self-dealing transactions with us, as described in our shareholder rights plan.

If a flip-over event occurs, each holder of a right will have the right to receive, upon exercise of the right, common stock of the surviving or purchasing company or of the acquiring person that has a then market value equal to two times the exercise price of the right. However, rights held by an acquiring person become void.

At any time after the occurrence of a flip-in event and prior to a person becoming the beneficial owner of 50% or more of our outstanding common stock, we may exchange each outstanding right for its stock at an exchange rate of either one share of common stock or one one-hundredth of a share of Series I junior participating preferred stock for each right owned, subject to adjustment.

We may supplement or amend our shareholder rights plan without the approval of any holders of the rights:

       - to make any change prior to a flip-in event other than to change the exercise price, the redemption price or the expiration of the rights;

       - to make any change following a flip-in event that does not materially adversely affect the interests of holders of rights; or

       -  to cure any ambiguity, defect or inconsistency.

The holder of a right cannot vote, receive dividends or take any actions as a stockholder until the right is exercised.

The rights have anti-takeover effects. They cause severe dilution to any person or group that attempts to acquire us without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if that acquisition may be favorable to the interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination that the board approves. We have issued the rights to protect our stockholders from coercive or abusive takeover tactics and to afford the board more negotiating leverage in dealing with prospective acquirers.

Our shareholder rights plan also provides that each exchangeable share issued in connection with our combination with Prudential has an associated exchangeable share right. The exchangeable share rights are intended to have characteristics essentially equivalent in economic effect to our stock purchase rights related to shares of our common stock. Accordingly, the exchangeable share rights entitle the holder of an exchangeable share to acquire additional exchangeable shares on the same terms and conditions upon which a holder of our common stock is entitled to acquire additional shares of our common stock. The definition of beneficial ownership, the calculation of percentage ownership and other provisions in our shareholder rights plan apply, as appropriate, to our common stock and exchangeable shares as though they were the same security.

PREFERRED STOCK. Our board of directors has the authority, without action by our stockholders, to designate and issue up to 3,999,999 shares of our currently authorized preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock.

A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering and will describe the rights we designate. The prospectus supplement will include:

       -  the title and stated value of the preferred stock;

       -  the price or prices at which the preferred stock may be purchased;

       - the number of shares of the preferred stock offered, the liquidation preference per share, and the offering price of the preferred stock;

       - the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

       - whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

       - the procedures for an auction and remarketing, if any, for the preferred stock;

       -  the provisions for a sinking fund, if any, for the preferred stock;

       -  the voting rights of the preferred stock;

       -  the provisions for redemption, if applicable, of the preferred stock;

       - any listing of the preferred stock on the New York Stock Exchange or any securities exchange or quotation of the preferred stock on the Nasdaq;

       - the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price and conversion period;

       - if appropriate, a discussion of United States federal income tax considerations applicable to the preferred stock;

       - the rank of each series of preferred stock relative to each other and to common stock with respect to payment of dividends and distributions of assets upon liquidation; and

       - any other specific terms, preferences, rights, limitations, or restrictions of the preferred stock.

                CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions, or these shares may be payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power or other rights of holders of shares of common stock and diminish the likelihood that holders will receive dividend payments and payments upon liquidation.

                DESCRIPTION OF THE DEBT SECURITIES WE MAY OFFER

The following description sets forth some general terms and provisions of the debt securities we may offer, but is not complete. The particular terms of the debt securities offered and the extent, if any, to which the general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to the debt securities. For a more detailed description of the terms of the debt securities, please refer to the indenture relating to the issuance of the particular debt securities.

Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture. As used in this registration statement, the term "indentures" refers to both the senior indenture and the subordinated indenture. The indenture(s) will be qualified under the Trust Indenture Act of 1939, as amended. As used in this registration statement, the term "debt trustee" refers to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of some material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities, including the definitions therein of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture, will be identical.

GENERAL. If applicable, each prospectus supplement will describe the following terms relating to a series of debt securities:

       -  the title of the debt securities;

       - whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

       -  any limit on the amount of debt securities that may be issued;

       - whether any of the debt securities will be issuable, in whole or in part, in temporary or permanent global form or in the form of book-entry securities;

       -  the maturity dates of the debt securities;

       - the annual interest rates (which may be fixed or variable) or the method for determining the rates and the dates interest will begin to accrue on the debt securities, the dates interest will be payable, and the regular record dates for interest payment dates or the method for determining the dates;

       - the places where payments with respect to the debt securities shall be payable;

       - our right, if any, to defer payment of interest on the debt securities and extend the maximum length of any deferral period;

       - the date, if any, after which, and the prices at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

       - the dates, if any, on which, and the prices at which we are obligated, pursuant to any sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities and other related terms and provisions;

       - the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

       - any mandatory or optional sinking fund or similar provisions with respect to the debt securities;

       - the currency or currency units of payment of the principal of, and premium, if any, and interest on, the debt securities;

       - any index used to determine the amount of payments of the principal of, and premium, if any, and interest on, the debt securities and the manner in which the amounts shall be determined;

       - the terms pursuant to which the debt securities are subject to defeasance;

       - the terms and conditions, if any, pursuant to which the debt securities are secured; and

       - any other terms (which terms shall not be inconsistent with the applicable indenture) of the debt securities.

The debt securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon debt security, which:

       - is issued at a price lower than the amount payable upon its stated maturity; and

       - provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Under the indentures, we will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

CONVERSION OR EXCHANGE RIGHTS. The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other of our securities will be detailed in the prospectus supplement relating thereto. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the number of shares of our common stock or other of our securities to be received by the holders of the series of debt securities would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE OF ASSETS. We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease its properties and assets substantially as an entirety to, any person, unless:

       - the successor entity, if any, is a corporation, limited liability company, partnership, trust or other entity existing under the laws of the United States, or any State or the District of Columbia;

       - the successor entity assumes our obligations on the debt securities and under the indentures;

       - immediately prior to and after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

       - certain other conditions are met.

EVENTS OF DEFAULT UNDER THE INDENTURES. The following will be events of default under the indentures with respect to any series of debt securities issued:

       - failure to pay interest on the debt securities when due, which failure continues for 30 days and the time for payment has not been deferred;

       - failure to pay the principal or premium of the debt securities, if any, when due;

       - failure to deposit any sinking fund payment, when due, which failure continues for 60 days;

       - failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, which failure continues for 90 days after we receive notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; or

       - particular events of our bankruptcy, insolvency or reorganization.

The supplemental indenture or the form of note for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and to the debt trustee if notice is given by the holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in aggregate principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding:

       - payment of principal, premium, if any, or interest on the debt securities; or

       - those covenants described under the subsection "Modification of Indenture; Waiver" that cannot be modified or amended without the consent of each holder of any outstanding debt securities affected.

Any waiver shall cure the default or event of default.

Subject to the terms of the indentures (as supplemented), if an event of default under an indenture shall occur and be continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless the holders have offered the debt trustee reasonable indemnity. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

       - it is not in conflict with any law or the applicable indenture;

       - the debt trustee may take any other action deemed proper by it that is not inconsistent with the direction;

       - subject to its duties set forth under the applicable indenture, the debt trustee need not take any action that might involve it in personal liability; and

       - in the case of the debt trustee under the senior indenture, subject to its duties set forth under such indenture, the debt trustee need not take any action that it determines, upon the advice of counsel, may not lawfully be taken or in good faith determines would be unduly prejudicial to the holders of the debt securities.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

       - the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

       - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the debt trustee, and the holders have offered reasonable indemnity to the debt trustee to institute proceedings; and

       - the debt trustee does not institute a proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request, and offer.

These limitations will not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debt trustee regarding our compliance with some of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER. We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

       - to fix any ambiguity, defect, or inconsistency in the indenture, provided that such action does not materially adversely affect the interests of any holder of debt securities of any series;

       - to provide for the assumption by a successor person or the acquirer of all or substantially all of our assets or obligations under such indenture;

       - to evidence and provide for successor trustees;

       - to add, change or eliminate any provision affecting only debt securities not yet issued; and

       - to comply with any requirement of the SEC in connection with qualification of an indenture under the Trust Indenture Act of 1939, as amended.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

       - extend the fixed maturity of the series of debt securities;

       - change any obligation of ours to pay additional amounts with respect to the debt securities;

       - reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt securities;

       - reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

       - change the currency in which any debt security or any premium or interest is payable;

       - impair the right to enforce any payment on, or with respect to, any debt security;

       - adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, the debt security (if applicable);

       - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

       - if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities;

       - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults; or

       -  modify any of the above provisions.

FORM, EXCHANGE AND TRANSFER. The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to the series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed, we will not be required to:

       - issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

       - register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part.

INFORMATION CONCERNING THE DEBT TRUSTEE. The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only the duties specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

PAYMENT AND PAYING AGENTS. Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name the debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for the payment of interest.

Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the debt trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of, or any premium or interest on, any debt securities which remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

GOVERNING LAW. Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and to the extent that the Trust Indenture Act of 1939, as amended, shall be applicable.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES. Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture will not limit the amount of subordinated debt securities which we may issue, nor will it limit us from issuing any other secured or unsecured debt.

                    DESCRIPTION OF THE WARRANTS WE MAY OFFER

We may issue warrants, including warrants to purchase preferred stock, common stock or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the underlying securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

A prospectus supplement relating to any warrants being offered will, where applicable, describe the following terms:

       - the title of the warrants;

       - the aggregate number of the warrants;

       - the price or prices at which the warrants will be issued;

       - the currencies in which the price or prices of the warrants may be payable;

       - the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

       - the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

       - if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

       - the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

       - the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

       - the minimum or maximum amount of the warrants that may be exercised at any one time;

       - information with respect to book-entry procedures, if any;

       - a discussion of any material federal income tax considerations; and

       - any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

                              PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus:

       - directly to purchasers;

       - to or through underwriters;

       - through dealers or agents; or

       - through a combination of methods.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may also determine the price or other terms of the securities offered under this prospectus by use of an electronic auction.

The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, the net proceeds to us, any underwriting discounts and other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed. Also, if applicable, we will describe in the prospectus supplement how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters' obligations with respect to the auction.

If underwriters are used in an offering, we will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933, as amended) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

Each series of securities is expected to be a new issue of securities with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on Nasdaq.

                                 LEGAL MATTERS

Legal matters relating to the securities offered hereby will be passed upon for us by Gallop, Johnson & Neuman, L.C., St. Louis, Missouri.

                                    EXPERTS

Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of Ernst & Young LLP, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC's web site at http://www.sec.gov. You may also read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-732-0330 for more information about the operation of the public reference rooms.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed:

       - Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 23, 2000;

       - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, filed with the SEC on May 8, 2001, August 6, 2001 and November 7, 2001, respectively;

       - Current Reports on Form 8-K filed with the SEC on January 23, 2001, April 18, 2001, July 18, 2001, September 19, 2001, October 17, 2001 and
       December 17, 2001, and Item 5 of the Current Report on Form 8-K filed with the SEC on March 5, 2001;

       - The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 31, 1990; and

       - The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, filed with the SEC on August 5, 1998, as amended on Form 8-A/A, filed with the SEC on September 26, 2000.

You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

                           Maverick Tube Corporation
16401 Swingley Ridge Road
Chesterfield, Missouri 63017
Attn: Secretary
Telephone: (636) 733-1600

                           FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and in our public documents that are incorporated by reference, which represent our expectations or beliefs about future events and financial performance. You can identify these statements by forward-looking words such as "expect," "believe," "anticipate," "goal," "plan," "intend," "estimate," "may," "will" or similar words. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including:

       -  oil and gas volatility;

       -  steel price volatility;

       -  domestic and foreign competitive pressures;

       -  fluctuations in industry-wide inventory levels;

       -  the presence or absence of governmentally imposed trade restrictions;

       -  plans for our new large diameter facility;

       -  plans for our Longview, Washington facility;

       -  seasonal fluctuations;

       -  steel supply;

       -  asserted and unasserted claims;

       -  compliance with laws and regulations;

       -  presence of a collective bargaining agreement; and

       - those other risks and uncertainties discussed in Exhibit 99.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and elsewhere in this and our other filings with the Securities and Exchange Commission.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. In addition, actual results could differ materially from those suggested by the forward-looking statements. Accordingly, you should not place undue reliance on the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We will not update these forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the SEC.

                                5,000,000 SHARES

                           MAVERICK TUBE CORPORATION

                                 COMMON SHARES

                             PROSPECTUS SUPPLEMENT

JPMORGAN
                     DEUTSCHE BANK SECURITIES
                                                                   RAYMOND JAMES

May 16, 2002

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON SHARES.

NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON SHARES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.